1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com ALEXANDER KARAMPATSOS alexander.karampatsos@dechert.com +1 202 261 3402 Direct

October 1, 2018

VIA EDGAR CORRESPONDENCE

David Orlic

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:               Forethought Variable Insurance Trust (SEC File No. 811-22865) (the “Registrant”)

Dear Mr. Orlic:

This letter responds to comments you provided telephonically to me on September 27, 2018 with respect to a Correspondence filing made on behalf of the Registrant on September 25, 2018 (the “Prior Correspondence”), which pertained to a preliminary proxy statement filed on Schedule 14A (the “Preliminary Proxy”) on September 7, 2018 on behalf of the Registrant. On behalf of the Registrant, we have summarized the comments of the SEC staff (the “Staff”) below and provided the Registrant’s responses immediately thereafter. Capitalized terms have the meanings attributed to such terms in the Preliminary Proxy.

Comment 1:                           With respect to the Registrant’s response to Comment 4 in the Prior Correspondence, the Staff reiterates its position that the Proxy Statement should include disclosure comparing the performance of each Liquidating Portfolio against the performance of the Invesco V.I. Government Money Market Fund.

Response 1:                              The Registrant has added disclosure consistent with this comment.

Comment 2:                           With respect to the Registrant’s response to Comment 11 in the Prior Correspondence, the Staff reiterates its position that the Proxy Statement should include disclosure comparing the fees and expenses of each Liquidating Portfolio against the fees and expenses of the Invesco V.I. Government Money Market Fund.

October 1, 2018 Page 2

Response 2:                              The Registrant has added disclosure consistent with this comment.

Comment 3:                           Please add disclosure to the Proxy Statement that indicates that Contract Owners may surrender amounts automatically reallocated to the Invesco V.I. Government Money Market Fund as a result of a Liquidation without payment of any associated surrender charge under their Contracts if such surrender is made within 30 days after the date of the Liquidation.

Response 3:                              The Registrant has added disclosure consistent with this comment.

We believe that the foregoing has been responsive to your comments. Please call the undersigned at (202) 261-3402 if you wish to discuss this correspondence further.

Sincerely,

/s/ Alexander C. Karampatsos
Alexander C. Karampatsos

cc:	Sarah M. Patterson
Elizabeth Constant
John V. O’Hanlon